SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Oaktree Specialty Lending Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

67401P 108

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67401P 108

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,634,813.404

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,634,813.404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,634,813.404

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 18.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 67401P 108

1.	Names of Reporting Persons. Fifth Street Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,961,721

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,961,721

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,961,721

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 67401P 108

1.	Names of Reporting Persons. Fifth Street Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 7,961,721

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 7,961,721

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.6%

14.	Type of Reporting Person (See Instructions) PN

This Schedule 13D/A constitutes Amendment No. 9 to the Schedule 13D by Fifth Street Holdings L.P. on February 24, 2016, as amended on March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017 and October 4, 2017. This Schedule 13D/A also constitutes Amendment No. 11 to the Schedule 13D filed by each of Leonard M. Tannenbaum and Fifth Street Asset Management Inc. on December 31, 2015, as amended on January 29, 2016, February 24, 2016, March 29, 2016, September 12, 2016, December 21, 2016, March 7, 2017, March 10, 2017, March 27, 2017, July 17, 2017 and October 4, 2017. Capitalized terms used herein but not otherwise defined in this Amendment shall have the meaning ascribed to them in the reporting persons’ Schedules 13D as previously amended.

Item 2.	Identity and Background

The second sentence of the second paragraph of Item 2 is amended and restated as follows:

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of FSAM are set forth in Schedule A.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

The information set forth in rows 7 through 13 of the cover page to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 140,960,651 outstanding shares of the Issuer’s common stock (“Shares”) as of August 8, 2017, as reported in the Issuer’s Form 10-Q as filed on August 9, 2017. For purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Tannenbaum has shared voting and dispositive power with Oaktree over the following Shares: (i) 14,643,009.404 Shares held by Mr. Tannenbaum directly; (ii) 1,251,952 Shares held by the Leonard M. Tannenbaum Foundation, for which Mr. Tannenbaum serves as the President; (iii) 1,122,281 Shares held by 777 West Putnam Avenue LLC, for which Mr. Tannenbaum holds a majority of the equity interest of the sole member, (iv) 655,850 Shares held directly by the Leonard M. Tannenbaum 2012 Trust (the “Trust”) for the benefit of certain members of Mr. Tannenbaum’s family for which Mr. Bernard D. Berman is a trustee and (v) 7,961,721 Shares directly held by FSH.

On October 19, 2017, Mr. Tannenbaum sold 971,807 Shares pursuant to the Tannenbaum 10b5-1 Plan, and FSH sold 437,799 Shares pursuant to the Holdings 10b5-1 Plan. Such sales were executed in multiple transactions ranging from $5.55 to $5.60 for a weighted average price of $5.56 per share.

Schedule A

Name	Position at FSAM	Business Address / Address of Employer	Principal Occupation or Employment	Name and Principal Business of Employer	Beneficial Ownership of Shares[1]
Leonard M. Tannenbaum	Chairman of the Board and Chief Executive Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	See Item 5

Bernard D. Berman	President and Chief Compliance Officer	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	35,968 Shares <0.1%

Alexander C. Frank	Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	15,223 Shares <0.1%

Michael Arthur	Director	437 South Bristol Ave. Los Angeles, CA 90049	Owner	Michael Arthur & Associates, a consulting firm	None

Jodi H. Bond	Director	1615 H Street, NW, Washington, DC 20062	Vice President	U.S. Chamber of Commerce	None

Thomas H. Brandt	Director	87 Main Street New Haven, CT 06840	Co-Owner and Director of Real Estate	College Street Foods, LLC, a restaurant business	None

Thomas L. Harrison	Director	437 Madison Avenue New York, NY 10022	Chairman Emeritus	Diversified Agency Services, a division of Omnicom Group Inc., a marketing communications services company	None

James F. Velgot	Director	777 West Putnam Avenue, 3rd Floor Greenwich, CT 06830	N/A	N/A	None

(1) Unless otherwise noted, each person has sole voting power and sole dispositive power over the Shares.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2017

/s/ Leonard M. Tannenbaum
LEONARD M. TANNENBAUM

FIFTH STREET ASSET MANAGEMENT INC.

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer

FIFTH STREET HOLDINGS L.P.

By: Fifth Street Asset Management Inc., its general partner

By:	/s/ Leonard M. Tannenbaum
Name:	Leonard M. Tannenbaum
Title:	Chief Executive Officer